

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

<u>Via E-mail</u>
Kenneth Johnson
Chief Executive Officer
Global Tech Solutions, Inc.
80713 Alexandria Court
Indio, California 92201

> **Re:** **Global Tech Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-186460**

Dear Mr. Johnson:

We have reviewed your amended filing and the related response letter dated June 27, 2013 and have the following comment.

<u>Condensed Statements of Cash Flows, page F-6</u>

1. We note your revision to the statements of cash flows in response to prior comment 1. It does not appear that either column for the line items, Net cash used in operating activities and Net cash from financing activities add to their respective subtotals. Please advise or revise accordingly.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
      Thomas E. Stepp, Jr.
      Stepp Law Corporation